UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
     The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, (the “Act”) and in connection with such notice submits the following information:

Name:	Gladstone Lending Corporation

Address of Principal Business Office	1521 Westbranch Drive, Suite 200
(No. & Street, City, State, Zip Code):	McLean, Virginia 22102

Telephone Number (including area code):	(703) 287-5800

Name and Address of Agent	David Gladstone
For Service of Process:	Gladstone Lending Corporation
1521 Westbranch Drive, Suite 200
McLean, Virginia 22102
     The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE
     Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of McLean and the Commonwealth of Virginia on the 30th day of April, 2010.

GLADSTONE LENDING CORPORATION
By:	/s/ David Gladstone
	Name:	David Gladstone
	Title:	Chief Executive Officer and Chairman of the Board

Attest:	/s/ Terry Lee Brubaker
	Name:	Terry Lee Brubaker
	Title:	Chief Operating Officer and Secretary